SEC Mail Processing Section

FEB 27 2008

Washington, DC
101

SECURITIES A[illegible] Was[illegible]

08031084

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC FILE NUMBER
8- 66085

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/07 (MM/DD/YY) AND ENDING 12/31/07 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Cary Street Partners LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1210 E. Cary Street Suite 300
(No. and Street)

Richmond (City) Va (State) 23219 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Phyllis Barnett 804-228-4696
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Keiter, Stephens, Hurst, Gary & Shreaves
(Name – *if individual, state last, first, middle name*)

4401 Dominion Boulevard Suite 300 (Address), Glen Allen (City) Va (State) 23060 (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
APR 09 2008
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Thomas H. Tullidge, JR., swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Cary Street Partners LLC, as of December 31, 2007, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

KATHRYN S. GRANT
Notary Public
Commonwealth of Virginia
283770
My Commission Expires Dec 31, 2011

[signature]
Signature

Managing Director
Title

[signature]
Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Cary Street Partners LLC

Statement of Financial Condition and
Independent Accountants' Report on Internal Control
Required by SEC Rule 17a-5

December 31, 2007

SEC ID 8 - 50007
Filed pursuant to Rule 17a-5(e)(3) as a
PUBLIC DOCUMENT

KEITER, STEPHENS,
HURST, GARY & SHREAVES
CERTIFIED PUBLIC ACCOUNTANTS & CONSULTANTS

P.O. Box 32066 ◆ Richmond, Virginia 23294 ◆Telephone (804) 747-0000 ◆ Fax (804) 747-3632

CARY STREET PARTNERS LLC

Table of Contents

KEITER, STEPHENS,
HURST, GARY & SHREAVES
CERTIFIED PUBLIC ACCOUNTANTS & CONSULTANTS

INDEPENDENT ACCOUNTANTS' REPORT

Board of Managers
Cary Street Partners LLC
Richmond, Virginia

We have audited the accompanying statement of financial condition of Cary Street Partners LLC (the "Company") as of December 31, 2007, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Cary Street Partners LLC as of December 31, 2007, in conformity with accounting principles generally accepted in the United States.

Keiter, Stephens, Hurst, Gary & Shreaves, P.C.

February 25, 2008

Innsbrook Corporate Center
4401 Dominion Boulevard
Suite 300
Glen Allen, Virginia 23060

P.O. Box 32066
Richmond, Virginia 23294-2066
804 / 747-0000, FAX 804 / 747-3632
Internet: www.kshgs.com

CARY STREET PARTNERS LLC

Statement of Financial Condition
December 31, 2007

Assets

Cash and cash equivalents	$ 425,227
Receivables from clearing broker	33,698
Other receivables	20,469
Property and equipment, net	276,443
Receivables from related party	236,553
Intangible assets and goodwill, net	6,675,166
Other assets	174,815
Total assets	$ 7,842,371

Liabilities and Member's Equity

Liabilities:	
Accounts payable, accrued expenses and other liabilities	$ 271,930
Member's equity	7,570,441
Total liabilities and Member's equity	$ 7,842,371

See accompanying notes to financial statement.

CARY STREET PARTNERS LLC

Notes to Financial Statement

1. **Summary of Significant Accounting Policies:**

Nature of Business: Cary Street Partners LLC (the "Company"), is a limited liability company organized in the Commonwealth of Virginia in 2002 and is 100% owned by Cary Street Partners Holdings LLC. The Company earns revenue from merger and acquisition advisory services as well as providing financial services to both retail and institutional clients. As a broker/dealer, the Company is subject to regulations of the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA") (formerly the National Association of Securities Dealers). The Company is an introducing broker/dealer and forwards all transactions to a clearing broker/dealer on a fully disclosed basis.

Risks and uncertainties: Financial instruments which potentially expose the Company to concentrations of credit risk consist primarily of cash. The Company maintains its cash balances in financial institutions insured by the Federal Deposit Insurance Corporation up to $100,000. The Company regularly has funds in excess of $100,000.

Use of Estimates: The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the period reported. Actual results could differ from those estimates.

Cash and cash equivalents: The Company considers all highly liquid investments with a remaining maturity of three months or less at the time of purchase to be cash equivalents.

Property and Equipment: Property and equipment are stated at cost. Major repairs and betterments are capitalized and routine repairs and maintenance are charged to expense as incurred. The cost and related accumulated depreciation on property and equipment sold or otherwise disposed of are removed from the accounts and any gain or loss is reported in the current year's operations. Depreciation and amortization are calculated using the straight-line method over the estimated useful lives ranging from 3 to 5 years.

Intangible Assets and Goodwill: As required by Statement of Financial Accounting Standards ("SFAS") No. 142, Goodwill and Other Intangible Assets, the Company evaluates the impairment of goodwill annually. Impairment losses are recognized in the period of determination. The Company completed its 2007 evaluation of goodwill and intangible assets and did not record an impairment charge based on the results. The intangible asset is a customer list with a cost basis of $6,711,579, net of accumulated amortization of $231,177 and is being amortized on a straight-line basis over a 15 year period.

1. Summary of Significant Accounting Policies, Continued:

Income taxes: The Company has elected to be taxed as a partnership under the provisions of the Internal Revenue Code, which provides that the member is taxed on the Company's taxable income or loss. Similar provisions apply for state income tax reporting. Accordingly, no provision for income taxes is provided in the accompanying financial statements.

2. Property and Equipment:

Property and equipment at year-end consisted of:

Computer equipment	$ 159,321
Furniture and fixtures	261,850
Software	14,310
	435,481
Less accumulated depreciation	(159,038)
Net property and equipment	$ 276,443

3. Financial Instruments with Off-Balance Sheet Risk:

As a securities broker, the Company is engaged in buying and selling securities as an agent for a diverse group of individuals and institutional investors. The Company introduces these transactions for clearance to other firms on a fully-disclosed basis. The agreements between the Company and its clearing brokers provides that the Company is obligated to assume any exposure related to nonperformance by its customers. If any transactions do not settle, the Company may incur a loss if the market value of the security is different from the contract value of the transaction. The Company monitors its customer activity by reviewing information it receives from its clearing brokers on a daily basis, requiring customers to deposit additional collateral, or reduce positions when necessary.

The Company does not anticipate nonperformance by customers or counterparties in the above situations. The Company's policy is to monitor its market exposure and counterparty risk and to review, as necessary, the credit standing of each counterparty and customer with which it conducts business.

CARY STREET PARTNERS LLC

Notes to Financial Statement, Continued

4. **Related Party Transaction:**

During 2006 and 2007, the Company's Parent made three acquisitions of companies performing investment banking or broker-dealer services. The Parent accounted for the acquisitions as a purchase in accordance with Statement of Financial Accounting Standards ("SFAS") No. 141 Business Combinations, and allocated the purchase prices to the assets acquired based on their fair values at the acquisition dates. It is the Parent's practice to push down the accounting for these acquisitions to the appropriate wholly-owned company. As a result of these transactions, the Company's assets were increased as follows; Property and Equipment $142,470, Goodwill $194,764 and Intangible assets $6,711,579 with a corresponding increase in contributed Member's Equity of $7,048,813.

5. **Indemnifications:**

The Company has certain obligations to indemnify its managers and officers for certain events or occurrences while the manager or officers are, or were serving, at the Company's request in such capacities. The maximum liability under these obligations is unlimited; however the Company's insurance policies serve to limit its exposure.

6. **Net Capital Requirements:**

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2007, the Company had net capital of $285,293, which was $235,293 in excess of required minimum net capital of $50,000. The Company's net capital ratio was 0.95 to 1.

KEITER, STEPHENS,
HURST, GARY & SHREAVES
CERTIFIED PUBLIC ACCOUNTANTS & CONSULTANTS

INDEPENDENT ACCOUNTANTS' REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17A-5 FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15C3-3

Board of Managers
Cary Street Partners LLC
Richmond, Virginia

In planning and performing our audit of the financial statement of Cary Street Partners LLC ("the Company"), as of December 31, 2007, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in

Innsbrook Corporate Center
4401 Dominion Boulevard
Suite 300
Glen Allen, Virginia 23060

P.O. Box 32066
Richmond, Virginia 23294-2066
804 / 747-0000, FAX 804 / 747-3632
Internet: www.kshgs.com

accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2007, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, FINRA, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Keith, Stephens, Hurst, Gary & Shreaves, P.C.

February 25, 2008

END